                                   SUPPLEMENT TO
                          OFFER TO PURCHASE FOR CASH UP TO
                        1,200,000 SHARES OF ITS COMMON STOCK
                                 AT $.045 PER SHARE
                                         BY
                              CAMBRIDGE HOLDINGS, LTD.

     Cambridge Holdings, Ltd., a Colorado corporation (the "Company"), supplements and amends its Offer to Purchase, dated November 24, 1998, regarding the invitation to the Company's shareholders to tender shares of the Company's $.025 par value common stock (the "Shares"), as follows:

     1. The Company has extended the Expiration Date as described in the Offer to Purchase to 5:00 P.M., New York City Time, on January 12, 1999.

     2. Based on information provided by the Tender Agent for the Tender Offer, as of 5:00 P.M. on December 18, 1998, approximately 593,528 Shares of the Company's Common Stock from 42 shareholders had been tendered and not withdrawn.

     3. The following is added to the Section entitled, CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS:

               The protection of the disclosure liability safe harbor for forward-looking statements provided in Section 21E of the Securities Exchange Act of 1934 is not applicable to forward-looking statements made in the Offer to Purchase and this Supplement.

     4.   The following is added to the Section entitled, SPECIAL FACTORS:

               Special factors were detailed in the Offer to Purchase which shareholders are urged to consider in determining whether to tender their Shares. On the basis of those special factors, as well as other information in the Offer to Purchase, the Company believes the Offer is fair to unaffiliated shareholders and that its belief is reasonable.

               In forming its belief, the Company considered many factors, including the uncertain nature of the Company's real estate development activities and economic and financial conditions generally, as well as the following factors:

               -- Current Market Prices: The Purchase Price of $0.45 per Share was higher than the market price of $0.38 per Share on the last trading day prior to the announcement and commencement of the Offer.

               -- Historical Market Prices: Since the quarter ended March 31, 1997, the highest bid price for the Shares was $0.41. For the preceding three quarters, the highest bid price was $0.63; however, the Company does not believe that any significant sales were effected at these prices. Accordingly, the Company believes that shareholders of the Company have not been able to effect sales of their Shares in approximately the past three years at prices higher than the Purchase Price. Moreover, due to the limited and sporadic nature of trading in the Shares, the Company believes that the Offer represents a viable means for shareholders to sell their Shares at a price which is higher than what could have been received by them in the recent past.

               -- Net Book Value: At September 30, 1998, the book value per Share was $0.95. The recent Share price of $0.38 reflects a discount of approximately 56.8% to the Company's book value per Share at September 30, 1998. The Purchase Price of $0.45 per Share reflects a discount of approximately 52.6% to the Company's book value per Share on September 30, 1998. The Board believed that the Purchase Price should be at a significant discount to book value per Share to provide the shareholders who determined not to tender Shares the opportunity to share in the potential long-term growth of the Company. In making this determination, the Board considered the nature of the Company's assets, a principal amount of which are related to real estate development properties. These properties, if and when sold, could yield values which are significantly greater or lower than cost, due to the nature of the real estate business. The Board believes that the Purchase Price is fair to unaffiliated shareholders, notwithstanding the significant discount to book value per Share, due to the nature of the Company's real estate business activities, the other factors considered in determining the Purchase Price, and the voluntary, non-coercive nature of the Offer.

               -- Going Concern Value: Although the Board considered the factors discussed herein, the Board did not make any specific attempt to estimate the going concern value of the Company. However, the Company has no staff or internal organization, a limited inventory of property, limited capital resources and is at a competitive disadvantage due to its small size.

               -- Liquidation Value: The Board considered the possibility of liquidation of the Company, but did not attempt to assess a valuation for liquidation. As a principal amount of the Company's assets consists of interests in real estate, liquidation values may be difficult to estimate.
                    Two of the real estate properties in which the Company has an interest are being offered for sale, but no offers have been received. The Board believes that liquidation, if done in an orderly fashion, should result in a value close to book value. However, no assurance can be given that this would occur. The Board determined not to present a liquidation proposal to the shareholders of the Company, but instead to present this Offer as a voluntary, non-coercive proposal to those shareholders who may be seeking near-term liquidity from their investment in the Shares.

               -- Other Offers: The Company has received no offers during the preceding 18 months for the merger or consolidation of the Company, the sale of all or substantially all of the assets of the Company, or of a controlling interest in the Shares.

     5. Section 6 entitled, CERTAIN CONDITIONS OF THE OFFER is amended by substitution of the following:

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after November 24, 1998 and prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with an Offer or with such acceptance for payment:

     (a) There shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursued in the Offer or otherwise relates in any manner to the Offer, or (ii) could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company, or otherwise materially impair in any way the contemplated future conduct of the Company or materially impair the contemplated benefits of the Offer to the Company; or

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the

Company or any of its subsidiaries, by any court or any authority, agency or tribunal that would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries, or

     (c) any change or changes shall have occurred or are threatened in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company that is or may be material to the Company.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.


                   The date of the Supplement is December 22, 1998.